Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by

and

among

SOLIDUS NETWORKS, INC.

(a Delaware corporation)

Payment Acquisition Corp.

(a Delaware corporation and wholly-owned

subsidiary of Solidus Networks, Inc.)

INTERCEPT PAYMENT SOLUTIONS, LLC

(a Delaware limited liability company)

and

INTERCEPT, INC.

(a Georgia corporation and sole

member of InterCept Payment Solutions, LLC)

March 22, 2004

i

4.19	Accounts Receivable	18
4.20	Vehicles	18
4.21	No Guarantees	18
4.22	Tax Matters	18
4.23	Customers and Suppliers	19
4.24	Transactions with Related Parties	19
4.25	Financial Matters	20

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF INTERCEPT		20
5.1	Corporate Organization	20
5.2	Ownership of Shares	20
5.3	Corporate Power and Authorization; Validity of Contemplated Transactions	20
5.4	No Consents Required	21
5.5	Broker’s and Other Fees	21
5.6	Litigation Related to this Agreement	21

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF THE ACQUIRING PARTIES		21
6.1	Corporate Organization	21
6.2	Corporate Power and Authorization; Validity of Contemplated Transactions	22
6.3	Required Consents	22
6.4	Broker’s and Other Fees	22
6.5	Litigation Related to this Agreement	23

ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION		23
7.1	Affirmative Covenants of the Seller	23
7.2	Negative Covenants of the Seller	23
7.3	Adverse Changes in Condition	25

ARTICLE 8 - COVENANTS AND CERTAIN ACTIONS OF THE PARTIES		25
8.1	Efforts; Further Assurances; Cooperation	25
8.2	Public Announcements	25
8.3	Stockholder’s Approval	25
8.4	Employee Matters	25
8.5	Tax Matters.	26
8.6	Applications; Antitrust Notification	27
8.7	Filings with State Offices	27
8.8	Investigation and Confidentiality	27
8.9	Exclusive Dealing	28
8.10	Ability of Nelson Mullins to Represent InterCept Post-Closing in Matters Related to the Seller	28
8.11	Bank of America Credit Facility	28
8.12	Settlement Agreement.	29

ARTICLE 9 - CLOSING CONDITIONS		29

9.1	Conditions of Each Party’s Obligations Under this Agreement	29
9.2	Conditions to the Obligations of the Acquiring Parties Under this Agreement	30
9.3	Conditions to the Obligations of the Seller and InterCept Under this Agreement	31

ARTICLE 10 - INDEMNIFICATION		32
10.1	Indemnification by the Seller and InterCept	32
10.2	Indemnification by the Acquiring Parties	33
10.3	Claims for Indemnification	33
10.4	Defense of Claim by Third Parties	33
10.5	Third Party Claim Assistance	34
10.6	Settlement of Indemnification Claims	34
10.7	Manner of Indemnification	34
10.8	Limitations	34
10.9	Indemnification Exclusive Remedy	35
10.10	Survival of Representations and Warranties	35

ARTICLE 11 - TERMINATION		35
11.1	Termination	35
11.2	Break-up Fee	36
11.3	Effect of Termination	36

ARTICLE 12 - MISCELLANEOUS		36
12.1	Extension; Waiver	36
12.2	Expenses	36
12.3	Notices	37
12.4	Parties in Interest	38
12.5	Specific Performance	38
12.6	Amendment	38
12.7	Entire Agreement	38
12.8	Counterparts	38
12.9	Assistance of Counsel	38
12.10	Governing Law	39
12.11	Arbitration	39
12.12	Invalidity of any Part	39
12.13	Time of the Essence; Computation of Time	39

EXHIBITS AND SCHEDULES

Exhibit No.	Description
Exhibit 1.1	Form of InterCept Asset Transfer Agreement
Exhibit 1.2	Form of iBill Asset Transfer Agreement
Exhibit 1.5	Form of amended Certificate of Formation and LLC Agreement
Exhibit 2.1(a)	Form of Six-Month Note
Exhibit 2.1(b)	Form of Guaranty Agreement
Exhibit 2.1(e)	Form of One-Year Note
Exhibit 9.1(c)	Form of Services Agreement
Exhibit 9.1(d)	Form of License Agreement
Exhibit 9.2(b)	Form of opinion of InterCept’s Counsel
Exhibit 9.3(b)	Form of opinion of Parent’s Counsel
Exhibit 8.12	Form of Settlement Agreement

Disclosure Schedule No.	Description
Schedule 0	Permitted Liens
Schedule 4.1(f)	Certificate of Formation and Operating Agreement of Seller
Schedule 4.3	No Conflict
Schedule 4.4	Required Government Consents
Schedule 4.5	Required Contract Consents
Schedule 4.6	Absence of Changes
Schedule 4.7	No Undisclosed Liabilities
Schedule 4.10(a)	Material Seller Contracts
Schedule 4.10(b)	Material Seller Defaults
Schedule 4.11	Intellectual Property
Schedule 4.13	Litigation
Schedule 4.14(a)	Compliance with Laws
Schedule 4.14(b)	Authorizations
Schedule 4.15(a)	List of Personnel
Schedule 4.16(d)	Merger Related Payments
Schedule 4.17(a)	Insurance
Schedule 4.17(b)	Insurance Claims
Schedule 4.19	Accounts Receivable
Schedule 4.20	Vehicles
Schedule 4.21	Guarantees
Schedule 4.22(a)	Tax and Social Returns
Schedule 4.22(b)	Other Matters
Schedule 4.22(c)	Tax and Social Audits
Schedule 4.22(d)	Withholding Tax
Schedule 4.23	Customers
Schedule 4.24	Transactions with Related Parties
Schedule 4.25	Financial Matters

Schedule 5.4	No Consents
Schedule 5.5	Broker’s and Other Fees
Schedule 7.2	Negative Covenants Exceptions
Schedule 7.2(g)	Employee Payments
Schedule 8.4	Terminated Employees
Schedule 8.5(c)	Tax Allocations

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of the 22nd day of March, 2004 (the “Execution Date”), is by and among Solidus Networks, Inc., a Delaware corporation (the “Parent”), Payment Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub,” the Parent and the Merger Sub shall be collectively referred to as the “Acquiring Parties”), InterCept Payment Solutions, LLC, a Delaware limited liability company (including any predecessor entity, the “Seller”), and InterCept, Inc., a Georgia corporation and the sole member of the Seller (“InterCept”). The foregoing named parties to this Agreement are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”

Background:

(1) This Agreement provides for the strategic combination of the Parent and the Seller in furtherance of the Parties’ long-term strategic plans.

(2) As of the Execution Date, InterCept owns all of the Seller Interest (as defined below).

(3) Immediately prior to the closing of the transactions contemplated by this Agreement (i) InterCept shall convey to the Seller certain of its merchant processing assets as more fully described herein, (ii) the Seller shall convey to InterCept certain assets not related to the Seller’s merchant processing activities, and (iii) InterCept shall cause Internet Billing Company, LLC, a Georgia limited liability company and wholly owned subsidiary of InterCept (“iBill”), to assign to the Seller certain customers (and related contracts and relationships) and software.

(4) The combination will be accomplished by a merger of Merger Sub with and into the Seller, with the Seller surviving and InterCept receiving the consideration.

Intending to be legally bound, the Parties hereto agree as follows:

DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

“Asset Transfers” is defined in Section 1.2.

“Asset Transfer Agreements” is defined in Section 1.2.

“Authorizations” means any governmental approvals, authorizations, certifications, consents, variances, permissions, licenses, and permits to or from, or filings, notices, or recordings to or with, federal, state, and/or local governmental authorities as well as states and jurisdictions outside of the U.S.

“Basket” is defined in Section 10.8.

“Beneficiaries” is defined in Section 4.16.

“Certificate” is defined in Section 2.2.

“Certificate of Merger” is defined in Section 1.5.

“Claim” is defined in Section 10.3.

“Claimant” is defined in Section 10.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Closing” is defined in Section 1.4.

“Closing Date” is defined in Section 1.4.

“Contemplated Transactions” means the transactions that are required to be consummated by the Parties pursuant to this Agreement and the other Merger Documents (as defined below).

“Continuing Employees” is defined in Section 8.4.

“Delaware Law” means the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware.

“Disclosure Schedules” shall mean the disclosure schedules, dated as of the Execution Date, which have been delivered on the Execution Date by the Seller to the Parent, and references to a numbered Schedule shall mean that portion of the Disclosure Schedules that refers to the specific section or subsection of this Agreement.

“Effective Time” is defined in Section 1.5.

“Environmental Laws” is defined in Section 4.14.

“Equity Rights” means subscriptions, options, warrants, calls, commitments, or agreements of any character calling for the transfer, purchase, subscription, or issuance of any Shares (as defined below) of the Seller.

“ERISA” is defined in Section 4.16.

“GAAP” means United States generally accepted accounting principles consistently applied and maintained.

“Governmental Authority” means any United States federal, state or local, or foreign, governmental, regulatory or administrative authority, agency, department, board, investigative body or commission or any court, tribunal, or judicial or arbitral body.

“Guaranty” is defined in Section 2.1.

“HSR Act” is defined in Section 8.6.

“iBill” is defined in the Background section above.

“iBill Asset Transfer” is defined in Section 1.2.

“iBill Asset Transfer Agreement” is defined in Section 1.2.

“Including” (whether capitalized or not) means “including, without limitation.”

“Initial Payment” is defined in Section 2.1.

“Intellectual Property” means, as used by the Seller or InterCept in connection with the conduct of the Seller’s Business (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, including any computer software and databases, whether owned or licensed, and all other rights corresponding thereto throughout the world; (iv) all domain names, uniform resource locators and other names and locators associated with the Internet; (v) all industrial designs and any registrations and applications therefor; (vi) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, including the goodwill associated therewith; (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated; and (ix) any similar or equivalent rights to any of the foregoing (as applicable) used directly or indirectly or relating to the Seller’s Business.

“InterCept Asset Transfer” is defined in Section 1.1.

“InterCept Asset Transfer Agreement” is defined in Section 1.1.

“Inventory” means all unused or reusable materials, work in process, damaged or unfinished goods and supplies, in each case to the extent owned by the Seller and used directly or indirectly in or otherwise relating primarily to the Seller’s Business.

“Laws” means all (i) statutes, ordinances or other published legislative enactments of the United States of America or other country or foreign government, or of any state or political subdivision or agency thereof (including any county, municipal or other local subdivisions); (ii) rules, regulations, orders, permits, directives or other actions or approvals of any Governmental Authority; and (iii) judgments, awards, orders, decrees, writs and injunctions of any court, Governmental Authority or arbitrator.

“License Agreement” is defined in Section 9.1.

“Litigation” means any claim, action, suit, proceeding, inquiry, hearing, arbitration, administrative proceeding, or investigation.

“Lien” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to give any of the foregoing.

“Loss” or “Losses” is defined in Section 10.1.

“Material Adverse Effect” with respect to a Person (as defined below) means any circumstance, change in, or effect on the business and affairs of such Person or any Subsidiary (as defined below) thereof that, individually or in the aggregate with any other circumstances, changes in, or effects on, the business and affairs of such Person and its Subsidiaries: (i) is materially adverse to the business, operations, assets or liabilities, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole; or (ii) would reasonably be expected to materially adversely affect the ability of such Person and its Subsidiaries to operate or conduct its or their respective businesses and affairs in the manner in which it is currently operated or conducted.

“Material Seller Contracts” means: means all of the Seller Contracts (as defined below) under which the Seller (i) paid $100,000 or more during the 12 month period ending December 31, 2003, or (ii) received $100,000 or more in Net Revenues during the 12 month period ending December 31, 2003, provided that in the case of clause (ii) the Seller has not received a deconversion notice under such Seller Contract.

“Maximum Indemnity” is defined in Section 10.8.

“Merger” means the merger of the Merger Sub with and into the Seller.

“Merger Consideration” is defined in Section 2.1.

“Merger Documents” means this Agreement, together with all the agreements, certificates, opinions, and other instruments and documents required to be executed pursuant to this Agreement.

“Nelson Mullins” is defined in Section 1.4.

“Net Revenues” means (i) gross merchant discounts plus fees, minus (ii) interchange, assessments and chargebacks.

“Notice of Claim” is defined in Section 10.3.

“Obligor” is defined in Section 10.3.

“One-Year Note” is defined in Section 2.1.

“Owned Assets” is defined in Section 4.8.

“Party” has the meaning set forth in the preamble hereto.

“Parent Indemnified Parties” is defined in Section 10.1.

“Parent Shares” is defined in Section 2.1(a).

“Permitted Lien” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a liability that is not yet due or delinquent; (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the Seller’s Business; and (iv) any Liens set forth on Schedule 0.

“Person” means an individual, a trust, an estate, a partnership, an association, a company, a limited liability company, a corporation, a sole proprietorship, a professional corporation, a professional association or any other entity.

“Plans” is defined in Section 4.16.

“Required Contract Consents” is defined in Section 4.5.

“Required Government Consents” is defined in Section 4.4.

“Seller’s Business” means (a) the business in which the Seller, InterCept or any of its other Subsidiaries provides various Internet-based electronic processing services that enable, among other things, businesses to accept credit card, debit card and electronic check payments and that provide straight-through processing that eliminates a business’s need to use a gateway or invest in front-end technology to process, whether their transactions take place online, over the telephone or at the point of sale and (b) the portion of Seller’s, InterCept’s or any of its other Subsidiaries’ business referred to as its agent bank business through which it re-sells to merchants on an agency basis the payment transaction processing services of U.S. Bank.

“Seller Contract” means all oral or written contracts, leases, agreements, indentures, licenses, mortgages, insurance policies, commitments or binding arrangements or relationships (including any amendments thereto) related to the Seller’s Business to which the Seller, InterCept or any of its other Subsidiaries is a party.

“Seller Indemnified Parties” is defined in Section 10.2.

“Seller Interest” means all of the issued and outstanding Shares of the Seller as of the Closing Date.

“Services Agreement” is defined in Section 9.1.

“Shares” shall mean any common or preferred stock, membership interests, limited partnership interests, equity, or other similar interest of the Seller, or any security convertible into or otherwise exercisable for Shares.

“Six-Month Note” is defined in Section 2.1.

“Social” refers to employment-related obligations of the Seller, including all actual or contingent liabilities relating to unemployment, health, injury, death and retirement as well as any and all items of a similar nature.

“Subsidiary” means any corporation, limited liability company, partnership, joint venture or other legal entity in which a specified Person, directly or indirectly, owns or controls the voting of at least a 50% share or other equity interest or for which such Person, directly or indirectly, acts as a general partner.

“Surviving Company” means the Seller upon the merger of Merger Sub with and into the Seller.

“Tax” means all forms of levies, taxes, customs and other duties normally deemed to be of a fiscal or customs nature, including (i) all taxes levied, imposed or assessed under the Code, or any other statute, rule, ordinance or Law, in the United States or elsewhere; (ii) taxes in the nature of sales tax, franchise tax, consumption tax, value added tax, payroll tax, group tax, undistributed profits tax, fringe benefits tax, recoupment tax, withholding tax, land tax, water rates, municipal rates, stamp duties, gift duties or other state, territorial, provincial or municipal charges or impositions levied, imposed or collected by any governmental body; and (iii) any additional tax, interest, penalty, charge, fee or other amount of any kind assessed, charged or imposed in relation to the non-payment, late, short or incorrect payment of the same or the failure to file any return.

“Third Party Intellectual Property” is defined in Section 4.11.

“Vehicles” is defined in Section 4.20.

ARTICLE 1 -

THE MERGER

1.1 The InterCept Asset Transfer. Immediately before the Effective Time (i) InterCept shall transfer to the Seller certain assets of InterCept related to its merchant processing activities and (ii) the Seller shall transfer to InterCept certain assets not related to the Seller’s merchant processing activities (collectively, the “InterCept Asset Transfer”), in each case as more fully described in, and in accordance with the terms and conditions set forth in, the Asset Transfer Agreement attached hereto as Exhibit 1.1 (the “InterCept Asset Transfer Agreement”).

1.2 The iBill Asset Transfer. Immediately before the Effective Time, InterCept shall cause iBill to transfer to the Seller certain customers (and related contracts and relationships) and software (the “iBill Asset Transfer” and, together with the InterCept Asset Transfer, the “Asset Transfers”) as more fully described in, and in accordance with the terms and conditions set forth in, the Asset Transfer Agreement attached hereto as Exhibit 1.2 (the “iBill Asset Transfer Agreement” and, together with the InterCept Asset Transfer Agreement, the “Asset Transfer Agreements”).

1.3 The Merger. At the Effective Time (as defined below), Merger Sub shall be merged with and into the Seller in accordance with the provisions of this Agreement and Delaware Law, the separate existence of Merger Sub shall thereupon cease, and the Seller, as the Surviving Company in the Merger, shall continue its corporate existence under Delaware Law as a wholly-owned subsidiary of the Parent.

1.4 Closing. The consummation of the Contemplated Transactions (the “Closing”) shall take place at the offices of Nelson Mullins Riley & Scarborough, L.L.P. (“Nelson Mullins”), 999 Peachtree Street NE, Suite 1400, Atlanta, Georgia, 30309, as soon as practicable, and in no event later than five business days after the satisfaction or waiver of each of the conditions set forth in Article 9 below, or on such other date as the Parties agree (the “Closing Date”). At the Closing, the Parties shall execute and deliver the certificates, opinions and other instruments and documents referred to in Article 9.

1.5 Effective Time of the Merger. Contemporaneous with or immediately following the Closing, the Parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, delivered and filed with the Secretary of State of Delaware in accordance with the provisions of Delaware Law. The Merger shall become effective at the time of such filing unless a later effective time is specified in the Certificate of Merger pursuant to Delaware Law (the “Effective Time”).

1.6 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of Delaware Law, including, but not limited to, Section 251 of Delaware General Corporate Law and Section 18-209 of the Delaware Limited Liability Company Act. At the Effective Time, all the property, rights, privileges, powers and franchises of the Seller and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Seller and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.7 Certificate of Formation; Bylaws. The certificate of formation and operating or LLC agreement of the Seller shall be amended in the Merger to read in their entirety as set forth on Exhibit 1.5 hereto and as so amended, shall become the certificate of formation and operating agreement of the Surviving Company, until duly amended in accordance with applicable Law.

1.8 Directors and Officers of the Surviving Company. At the Effective Time, the Persons who are directors and officers of Merger Sub at the Effective Time will become the managers and officers of the Surviving Company until such time as they may be replaced in accordance with the operating agreement of the Surviving Company.

ARTICLE 2

CONSIDERATION AND CONVERSION AND EXCHANGE OF SHARES

2.1 Merger Price. At the Effective Time, in consideration for the Seller’s entry into this Agreement and fulfillment of the obligations, covenants, terms and conditions set forth in this Agreement, including the approval of InterCept as the sole member of the Seller, by virtue of the Merger:

(a) Merger Consideration. The Acquiring Parties shall pay or deliver, or cause to be paid or delivered, merger consideration (the “Merger Consideration”) for the Seller Interest in the aggregate amount of Thirty Million Five Hundred Thousand Dollars ($30,500,000), payable as follows:

(i) on the Execution Date, a cash payment to an account of InterCept’s designation in the amount of Twelve Million Dollars ($12,000,000) in immediately available funds (the “Initial Payment”);

(ii) on the Closing Date, a promissory note in the form attached hereto as Exhibit 2.1(a) in the principal amount of $15,500,000 having a maturity date one hundred eighty (180) days after the Closing Date (the “Six-Month Note”), which (1) shall be guaranteed by three stockholders of Parent pursuant to a guaranty in the form attached hereto as Exhibit 2.1(b) (the “Guaranty”) and (2) shall provide for a deemed principal reduction of Three Million Dollars ($3,000,000) if the Acquiring Parties shall have made an installment payment of principal on such note in an amount not less that Three Million Dollars ($3,000,000) on or before the date that is sixty (60) days after the Closing Date;

(iii) on the Closing Date, a convertible promissory note in the principal amount of $2,500,000 in the form attached hereto as Exhibit 2.1(c) (the “One-Year Note”), having a maturity date one (1) year after the Closing Date and being convertible at any time, at InterCept’s option, into fully-paid and non-assessable shares of the Parent’s Series B Preferred Stock at a price per share of $0.60; and

(iv) on the Closing Date, a total of Eight Hundred Thousand Three Hundred Thirty-Three (833,333) shares of the Parent’s Series B Preferred Stock (the “Parent Shares”).

(b) Seller Interest. In exchange for payment of the Merger Consideration as described in Section 2.1(a), the Seller Interest shall automatically be converted into only the right to receive the Merger Consideration, and such Seller Interest shall automatically be cancelled and extinguished.

(c) Merger Sub Common Stock. Each issued and outstanding share of Merger Sub common stock, par value $0.0001 per share, at the Effective Time shall be converted into and thereafter represent one (1) validly issued, fully paid and nonassessable unit of membership interest of the Surviving Company, which shall then constitute all of the issued and outstanding Shares of the Surviving Company.

2.2 Surrender of Certificate Representing the Seller Interest. At the Closing, InterCept shall surrender to the Parent the outstanding certificate that immediately prior to the Effective Time represented the Seller Interest (the “Certificate”). In exchange, InterCept shall be entitled to receive at the Closing the Merger Consideration, and the Certificate so surrendered shall forthwith be canceled. From the Effective Time until surrender in accordance with the provisions of this Section, the Certificate shall represent for all purposes only the right to receive the Merger Consideration, without interest. All payments in respect of the Seller Interest that are made in accordance with the terms of this Agreement shall be deemed to have been made in full satisfaction of all rights pertaining to such securities.

2.3 Appraisal Rights. InterCept, as the sole member of the Seller, will approve this Agreement and the other Merger Documents, and thus waive any of its appraisal rights available under Delaware Law.

ARTICLE 3

RULES OF CONSTRUCTION

In the interpretation of this Agreement, unless otherwise provided or the context otherwise requires:

(a) the singular includes the plural and vice versa and, in particular (but without limiting the generality of the foregoing), any word or expression defined in the singular has the corresponding meaning used in the plural and vice versa;

(b) any reference to any gender includes the other genders;

(c) any reference to an Article, Section, Exhibit, clause, subclause, paragraph, subparagraph, Schedule or recital is a reference to an Article, Section, Exhibit, clause, subclause, paragraph, subparagraph, Schedule or recital of this Agreement;

(d) any reference to any agreement, contract, instrument or other document (i) shall include all appendices, exhibits and schedules thereto and all agreements, documents or other writings incorporated by reference therein, and (ii) shall be a reference to such agreement, instrument or other document as amended, supplemented, modified, suspended, restated or novated from time to time;

(e) any reference to any statute shall be construed as including all statutory provisions consolidating, amending or replacing such statute and all governmental regulations and rules promulgated thereunder;

(f) any reference to “writing” includes printing, typing, lithography and other means of reproducing words in a visible form;

(g) any reference to a time or date or to a local time or date is a reference to the time and date in Atlanta, Georgia; and

(h) the headings and article, section and paragraph numbering contained in this Agreement are used solely for convenience and do not constitute a part of this Agreement, nor shall such headings and numbering be used in any manner to aid in the construction of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND INTERCEPT

For purposes of the representations and warranties of the Seller and InterCept in this Article 4, the Asset Transfers shall be assumed to have been made in accordance with the terms and conditions of the Asset Transfer Agreements as of the date hereof. The Seller and InterCept hereby represent and warrant, jointly and severally, to the Acquiring Parties, except as set forth on the Disclosure Schedules attached hereto, each of which exception shall specifically identify the relevant subsection hereof to which it relates, as follows:

4.1 Entity Organization; Capitalization.

(a) The Seller is a limited liability company duly formed, validly existing and in good standing under the Delaware Law.

(b) The authorized Shares of the Seller consist of 3,000 units of membership interest, of which 1,000 units are issued and outstanding as of the Execution Date. As of the Execution Date, there were no units of membership interest in the Seller, or any other class or series of equity securities, issuable or otherwise reserved for issuance upon the exercise of outstanding Equity Rights. There are no contracts by which the Seller is bound to issue additional Shares or any Equity Rights, and there are no contracts by which the Seller is or may be bound to transfer any of its Shares. All issued and outstanding units of membership interests in the Seller have been duly authorized and validly issued and are fully paid and nonassessable.

(c) The Seller has all necessary power and authority to operate and conduct the Seller’s Business and to own and lease all of its properties and assets related to the Seller’s Business.

(d) The Seller is duly qualified or licensed to do or transact business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified to do or transact business or in good standing (individually or in the aggregate) would not have a Material Adverse Effect on the Seller or the Surviving Company.

(e) As of the Execution Date, InterCept is the sole record and beneficial owner of the Seller Interest.

(f) Schedule 4.1(f) sets forth copies of the certificate of formation and operating agreement or other charter documents of the Seller.

(g) Seller does not own or control, directly or indirectly, any equity interest in any corporation, company, association, partnership, joint venture, or other entity.

4.2 Entity Power; Authorization; Enforceable Obligations. The Seller has the limited liability company power and authority to execute and deliver the Merger Documents and to consummate the Contemplated Transactions. Except as contemplated by Section 8.3, the Seller has taken all necessary action, including all action required by InterCept as its manager, to authorize the execution and delivery of the Merger Documents and the consummation of the Contemplated Transactions. The Merger Documents to which the Seller is a party constitute the legal, valid, and binding obligations of the Seller, enforceable against the Seller in accordance with their terms and conditions, except as such enforcement may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting creditors’ rights generally, and by general principles of equity.

4.3 No Conflict. Except as set forth on Schedule 4.3, neither the execution and delivery by the Seller of the Merger Documents to which it is a party, nor the consummation of the Contemplated Transactions in accordance with the terms of this Agreement, nor the compliance by the Seller with any of the terms or provisions of this Agreement, will (i) violate any provision of the Seller’s certificate of incorporation or bylaws; (ii) violate any applicable Law relating to the Seller or any of its properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Lien, other than Permitted Liens, upon any of the properties or assets of the Seller under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller is a party, or by which the Seller or any of its properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on the Seller, and which will not prevent or delay the consummation of the Contemplated Transactions.

4.4 Government Consents. Except as listed in Schedule 4.4 (such scheduled items being referred to in this Agreement as the “Required Government Consents”), no Authorization is necessary for the execution and delivery by the Seller of the Merger Documents to which it is a party or the consummation by the Seller of the Contemplated Transactions, or the conduct of the Seller’s Business.

4.5 Required Contract Consents. Except as disclosed in Schedule 4.5 (such scheduled items being referred to in this Agreement as the “Required Contract Consents”), no approval, authorization, consent, permission, or waiver to or from, or notice, filing, or recording to or with, any Person is necessary (i) for the execution and delivery by the Seller of the Merger Documents to which it is a party or the consummation by the Seller of the Contemplated Transactions; or (ii) with respect to any Material Seller Contracts.

4.6 Absence of Changes. Except as set forth in Schedule 4.6 and except for the execution and delivery of this Agreement and the Contemplated Transactions to take place pursuant hereto on or prior to the Closing Date, since December 31, 2003 there has not been any event or development that, individually or together with other such events, could result in a Material Adverse Effect on the Seller or the Surviving Company. Without limiting the foregoing, except as disclosed in Schedule 4.7, there has not occurred, between December 31, 2003 and the date hereof, any of the following:

(a) (i) any increase in the salary, wages or other compensation of any employee of the Seller whose annual salary is, or after giving effect to such change would be, $100,000 or more;

(ii) any establishment or modification of (A) targets, goals, pools or similar provisions in respect of any fiscal year under any Plan or any employment-related contract or other compensation arrangement with or for such employees or (B) salary ranges, increase guidelines or similar provisions in respect of any Plan or any employment-related contract or other compensation arrangement with or for such employees; or

(iii) any adoption, entering into or becoming bound by any Plan, employment-related contract or collective bargaining agreement by the Seller, or amendment, modification or termination (partial or complete) of any Plan, employment-related contract or collective bargaining agreement by the Seller, except to the extent required by applicable Law;

(b) (i) any incurrences by the Seller of indebtedness with respect to the conduct of the Seller’s Business in an aggregate principal amount exceeding $100,000 (net of any amounts discharged during such period);

(ii) any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any material right of the Seller under, any material indebtedness of or owing to the Seller with respect to the conduct of the Seller’s Business; or

(iii) any entering into or becoming bound by any operating lease agreement by the Seller with respect to the conduct of the Seller’s Business with aggregate scheduled payments exceeding $100,000;

(c) any physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the plant, real or personal property or equipment used or held for use in the conduct of the Seller’s Business in an aggregate amount exceeding $100,000;

(d) any material change in the accounting methods used by the Seller;

(e) (i) any acquisition or disposition of any assets and properties used or held for use in the conduct of the Seller’s Business, other than Inventory in the ordinary course of business consistent with past practice and other acquisitions or dispositions not exceeding in either case $100,000; or

(ii) any creation or incurrence of a material Lien (other than Permitted Liens) on any assets and properties used or held in the conduct of the Seller’s Business;

(f) any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to any Material Seller Contract;

(g) any capital expenditures or commitments for additions to property, plant or equipment used or held for use in the conduct of the Seller’s Business constituting capital assets in an aggregate amount exceeding $100,000;

(h) any transaction with any officer or director (or any associate of any such officer or director) of the Seller that is either (i) outside the ordinary course of business consistent with past practice or (ii) other than on an arm’s-length basis;

(i) any labor trouble or written notice of a claim of wrongful discharge or other unlawful labor practice or action;

(j) the receipt of written notice of any Litigation against the Seller or the Seller’s Business;

(k) any amendments or changes to the charter or bylaws of the Seller;

(l) any declaration, setting aside, or payment of a dividend or other distribution in respect to the equity of the Seller, or any direct or indirect redemption, purchase or other acquisition by the Seller of any of its capital stock or other equity;

(m) any issuance or sale by the Seller of any Shares or Equity Rights; or

(n) any entering into of a contract or any other commitment or resolution to do or engage in any of the foregoing.

4.7 No Undisclosed Liabilities. As of the Closing, the Seller will have no material obligations or liabilities, including liabilities to Visa or MasterCard, other than (a) those disclosed on Schedule 4.7, which was prepared as of December 31, 2003; (b) those incurred in the ordinary course of the Seller’s Business since December 31, 2003; (c) those that are incurred in connection with the transactions contemplated by this Agreement; and (d) those that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

4.8 Title to Tangible Property. The Surviving Company at Closing shall have good and marketable title to all of the tangible personal and real property of the Seller as of December 31, 2003 and acquired since that date, including that acquired in the Asset Transfers (except as sold in the ordinary course of business and pursuant to the Asset Transfers) (the “Owned Assets”), free and clear of all material Liens whatsoever, except for Permitted Liens.

4.9 Inventory. All Inventory is of usable quality and includes no material amount of obsolete or discontinued items or items that cannot be used by the Surviving Company in the Seller’s Business in the ordinary course, consistent with past practices and uses.

4.10 Contracts. The Seller Contracts described in Schedule 4.10(a) constitute all Material Seller Contracts in effect as of the date of this Agreement. All such Material Seller Contracts are valid, binding, and enforceable in accordance with their terms and are in full force and effect. Except as set forth on Schedule 4.10(b), there are no existing material defaults by the Seller under any such Material Seller Contracts and no act, event, or omission has occurred that, whether with or without notice, lapse of time, or both, would constitute a material default thereunder by the Seller.

4.11 Intellectual Property.

(a) Schedule 4.11 lists (i) material patents, patent applications, registered and unregistered trademarks and service marks, trade names, registered and unregistered copyrights, including software, and maskworks included as part of the Intellectual Property; (ii) material licenses, sublicenses and other agreements as to which the Seller is a party and under which a third party is authorized or permitted to use such Intellectual Property; and (iii) material licenses, sublicenses and other agreements as to which the Seller or InterCept is a party and pursuant to which the Seller and/or InterCept is authorized to use third party patents, trademarks or copyrights, including software (“Third Party Intellectual Property”) which are incorporated in, are, or form a part of material product or service offerings of the Seller to conduct the Seller’s Business. Schedule 4.11 does not, and need not, include or describe Intellectual Property of a generalized nature such as know how and goodwill. To their knowledge, neither the Seller nor InterCept is in violation of any license, sublicense, or agreement described in Schedule 4.11.

(b) Except as disclosed in Schedule 4.11, the Seller is aware of no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property of the Seller, or misappropriation of any trade secret material owned by the Seller, by any third party, including any former employee of the Seller or InterCept.

(c) All material patents and registered and unregistered trademarks, service marks and copyrights held by the Seller are, to the Seller’s knowledge, valid and existing. Except as described in Schedule 4.11, (i) the Seller has not received any written notice of any assertion or claim challenging the validity of any Intellectual Property of the Seller; (ii) the Seller has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or misappropriation of any trade secret or violation of other proprietary right of any third party; (iii) the Seller has not received written notice that any third party is challenging the ownership of any of the Seller’s Intellectual Property; and (iv) the Seller has brought no action, suit, or proceeding for infringement of its Intellectual Property or breach of any license or agreement involving its Intellectual Property against any third party. There are no pending or, to the Seller’s knowledge, threatened, interference proceedings or re-examinations involving any patents or patent applications of the Seller, except for any such action commenced by the Seller.

(d) The Seller owns or otherwise has, and after the Closing the Surviving Company will continue to have, all Intellectual Property, including the unrestricted right to reproduce, distribute, modify and create derivative works of such Intellectual Property, needed to conduct Seller’s Business as currently conducted.

4.12 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Seller that has or could reasonably be expected to have the effect of prohibiting or impairing any material current business practice of the Seller or the Seller’s ability to conduct Seller’s Business.

4.13 Litigation. Except as disclosed in Schedule 4.13, no Litigation is pending, or, to the Seller’s knowledge, threatened to which the Seller (including any present directors, officers, or employees of the Seller) is a party or involving any of the Intellectual Property or other assets currently used by the Seller in connection with the Seller’s Business that, if adversely determined, could (a) prevent, enjoin, or materially alter or delay any of the Contemplated Transactions, or (b) reasonably be expected to have a Material Adverse Effect on the Seller or the Surviving Company.

4.14 Court Orders, Decrees, and Laws.

(a) Compliance With Laws. Except as set forth on Schedule 4.14(a), there is no outstanding or, to the Seller’s knowledge, threatened order, writ, injunction, or decree of any court, governmental agency, or arbitration tribunal against the Seller or InterCept affecting, involving, or relating in an adverse manner to the Seller’s Business. The Seller and InterCept have complied with, and are not in violation of, any Laws affecting, involving, or relating to the Seller’s Business, except for such violations or failures to comply as could not reasonably be expected to have a Material Adverse Effect on the Seller or the Surviving Company, and neither the Seller nor InterCept has received any written notice of such alleged violation.

(b) Adequacy of Authorizations. The Authorizations listed on Schedule 4.14(b) constitute all approvals, authorizations, certifications, consents, variances, permissions, licenses, or permits to or from, or filings, notices, or recordings to or with, U.S. or non-U.S., federal, state, or local governmental authorities that are required for the ownership and the conduct of the Seller’s Business under all applicable Laws, and the Seller has such Authorizations, except where the failure to obtain such Authorization could not have a Material Adverse Effect. The Seller is in compliance, in all material respects, with all terms and conditions of such required Authorizations. All of the Authorizations are in full force and effect, and, to the Seller’s knowledge, no suspension or cancellation of any of them is being threatened. No Authorization will be affected by the consummation of the Contemplated Transactions.

(c) Environmental Matters. The operations of the Seller in conducting the Seller’s Business (including real property, leaseholds, or other interests currently or formerly owned or operated by the Seller) comply, and have complied, in all material respects with all applicable Laws relating to pollution, waste discharge limits, hazardous or toxic substances, biological or biomedical wastes, resource extraction, construction, or protection of the environment (“Environmental Laws”). The Seller has not received any written notice of any pending or threatened investigation, proceeding or claim with respect to the Seller’s Business to the effect that the Seller or the Surviving Company is or may be liable to any Person, or responsible or potentially responsible for the costs of any remedial or removal action or other cleanup costs, as a result of noncompliance with any Environmental Laws. There is no past or present action, activity, condition or circumstance that could be expected to give rise to any such liability on the part of the Seller or the Surviving Company to any Person or for any such cleanup costs.

4.15 Personnel and Compensation.

(a) List of Personnel. Schedule 4.15(a) is a true and complete list of the names and current compensation levels of all of the Seller’s (i) salaried or annual employees and (ii) independent contractors and/or consultants (excluding vendors and suppliers), along with any employment agreement to which Seller is a party.

(b) Employee Relations. There is no labor strike, dispute, slowdown, stoppage, or similar activity pending or, to the Seller’s knowledge, threatened against the Seller pertaining to the Seller’s Business or the employees involved in the Seller’s Business. There are no charges, investigations, administrative proceedings, or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to the Seller’s knowledge, threatened before the Equal Employment Opportunity Commission or any federal, state, or local agency or court against the Seller pertaining to the Seller or the employees of the Seller, and, to the Seller’s knowledge, no basis for any such charge, investigation, administrative proceeding, or complaint exists.

4.16 Employee Benefit Plans and Arrangements.

(a) List of Plans and Obligations. The Seller has made available to the Acquiring Parties a copy of all plans, arrangements, agreements, commitments and other binding obligations of the Seller, including but not limited to pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, sick leave without compensation, bonus and other incentive plans, every medical, vision, dental and other health plan, every life insurance plan and every other written or unwritten employee program, arrangement, agreement or understanding, commitment or method of contribution or compensation, whether formal or informal, whether funded or unfunded, and other obligations under which the Seller has been, is or will be obligated to provide benefits to any current or former employee, retiree, director, manager, independent contractor, stockholder, member, officer, consultant or other beneficiary, or dependent, spouse or other family member or beneficiary of such employee, retiree, director, manager, independent contractor, stockholder, member, officer, consultant, or other beneficiary of the Seller, whether during their employment with the Seller or after the termination of such employment (the “Plans” and the “Beneficiaries,” respectively).

(b) Compliance. All of the Plans have been maintained, funded and administered in compliance, in all material respects, with all applicable Laws, including but not limited to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code and all regulations and rulings related thereto. There are no material penalties, interest, or Taxes related to the Plans due to any federal or state authority.

(c) No Liabilities or Obligations. Except as incurred in the ordinary course of business, the Seller has no material liabilities or obligations to any Beneficiaries, Governmental Authorities, or any other parties arising out of or relating to the Plans.

(d) No Payments. Except as disclosed on Schedule 4.16(d), the consummation of the Merger pursuant to this Agreement will not (i) entitle any Beneficiary to any severance pay, unemployment compensation, or any other payment contingent upon a change in control or ownership of the Seller or its assets, or (ii) accelerate the time of payment or vesting or increase the amount of any compensation or benefit due to any Beneficiary, except as may be required by applicable Law.

(e) No Multi-Employer or Certain Other Plans. None of the Plans is a multi-employer plan, as defined in Section 3(37) of ERISA, or is subject to Title IV of ERISA or Code section 412; and the Seller does not have any liability or other obligation in connection with any such multi-employer plan, or plan which is or was subject to Title IV of ERISA or Code section 412.

4.17 Insurance Matters.

(a) Insurance Policies. Schedule 4.17(a) lists in summary form all insurance policies established or obtained with respect to the Seller’s Business. All premiums due and payable under all such policies and bonds have been paid, and the Seller and InterCept are otherwise in compliance with the terms of such policies and bonds. The Seller has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies, other than industry-wide premium increases for reasons not specifically limited to the Seller.

(b) Insurance Claims. Except as disclosed on Schedule 4.17(b), there are no pending material claims against insurance established or obtained with respect to the Seller’s Business as to which insurers have denied liability or are defending under any reservation of rights, and there exists no material claim under such insurance that has not been properly filed.

4.18 Broker’s or Finder’s Fees. No brokerage or finder’s fee (or agent’s commissions or investment banker’s fee or any similar charges in connection with this Agreement or any of the Contemplated Transactions) has been incurred or will be incurred by the Seller.

4.19 Accounts Receivable. Except as set forth in Schedule 4.19, the accounts receivable (a) arose from bona fide sales or services transactions in the ordinary course of business and are payable on ordinary trade terms, (b) are valid obligations of the respective debtors enforceable in accordance with their terms, (c) to the Seller’s knowledge, are not subject to any valid set-off or counterclaim, (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, and (e) are not the subject of any actions or proceedings brought by or on behalf of the Seller.

4.20 Vehicles. Schedule 4.20 contains a true and complete list of all motor vehicles that are, or as of the Closing will be, owned or leased by the Seller and used or held for use in the conduct of the Seller’s Business (the “Vehicles”). Except as disclosed in Schedule 4.20, the Seller as of the Closing will have good and valid title to, or valid leasehold interests in or valid rights under contract to use, each Vehicle, free and clear of all Liens other than Permitted Liens

4.21 No Guarantees. Except as disclosed on Schedule 4.21, none of the liabilities of the Seller incurred in connection with the conduct of the Seller’s Business is guaranteed by or subject to a similar contingent obligation of any other Person, nor has the Seller guaranteed or become subject to a similar contingent obligation in respect of the liabilities of any customer, supplier or other Person to whom the Seller sells goods or provides services in the conduct of the Seller’s Business or with whom the Seller otherwise has significant business relationships in the conduct of the Seller’s Business.

4.22 Tax Matters.

(a) Tax and Social Returns. Except as set forth on Schedule 4.22(a), the Seller has correctly and timely (i) filed all Tax and Social returns required to be filed in the manner required by Tax and Social authorities; (ii) responded to information requested by said authorities; and (iii) made on or before the applicable due date all Tax and Social payments required to be made as set forth on such returns.

(b) Other Matters. Except as set forth in Schedule 4.22(b): (i) the Seller is not subject to income tax in any country other than the United States of America; (ii) if the Seller is established in a country where value added tax is applicable, the Seller is duly registered as an entity subject to such Tax; (iii) expenses already incurred or which the Seller is required to incur in the ordinary course of carrying on its trade or business are deductible from its ordinary income; (iv) the Seller has not entered into any transaction which could be disregarded or recharacterized for Tax or Social purposes or subject to penalties on the grounds that it aimed at the evasion of Tax or Social obligations; and (v) the Seller is not the subject matter of any inquiry, investigation or audit relating to Tax or Social matters, nor has the Seller been informed of any proposed audit.

(c) Tax and Social Audits. Schedule 4.22(c) sets forth the conclusions of any Tax or Social audit or reassessment made during any period not yet completely time barred by applicable statutes of limitation.

(d) Withholding Taxes. Except as disclosed in Schedule 4.22(d), the Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party.

(e) Tax Liability. The amounts paid on or before the date hereof, together with any amounts accrued as liabilities for Taxes (including Taxes accrued as currently payable) on the books of the Seller’s Business will be adequate based on the tax rates, Law and regulations in effect on the date hereof to satisfy all liabilities for Taxes of the Seller’s Business in any jurisdiction through the Closing Date, including Taxes accruable upon income earned through the Closing Date.

(f) Disregarded Entity. The Seller has been since its formation and will continue to be through the Closing Date disregarded as an entity separate from InterCept under Treasury Regulation 301.7701-3(b)(1)(ii).

4.23 Customers. Set forth on Schedule 4.23 is a list of the customers that individually accounted for more than $250,000 of the aggregate gross revenues of the Seller’s Business during 2003

4.24 Transactions with Related Parties. Except as set forth on Schedule 4.24 or in connection with customary transactions in the ordinary course of business, no officer or director of the Seller or InterCept or any of its other Subsidiaries (including any relative or affiliate of any such Person):

(a) owes money to the Seller;

(b) has any claim against the Seller;

(c) has any interest in any property or assets used by the Seller in the Seller’s Business;

(d) has any benefits which are contingent on the Contemplated Transactions, other than as stated herein;

(e) has any agreement with the Seller that is not terminable by the Seller without penalty or notice;

(f) has any agreement providing severance benefits or other benefits (which are conditioned upon a change of control) after the termination of employment of such employee regardless of the reason for such termination of employment (except for officers of the Seller who will not be officers of the Surviving Company and who have agreements with InterCept to such effect); or

(g) has any agreement or Plan, any of the benefits of which will be increased, vested or accelerated by the occurrence of any of the Contemplated Transactions.

4.25 Financial Matters. The unaudited consolidated balance sheet of the Seller’s Business as of December 31, 2003, and the related unaudited consolidated statement of operations for the three-month period ending December 31, 2003, are collectively referred to in this Agreement as the “Financial Statements.” Copies of the Financial Statements are attached hereto as Schedule 4.25. The Financial Statements, including the notes thereto, have been prepared in accordance with GAAP (except as noted in Schedule 4.25), and fairly present the financial position and results of operations of the Seller’s Business as at the respective dates thereof and for the respective periods indicated therein subject to (i) the absence of footnotes, and (ii) the matters disclosed on Schedule 4.25. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Seller, which books and records are and have been maintained in accordance with GAAP (except as expressly noted on Schedule 4.25) consistently applied throughout the periods indicated, and such books and records have been maintained on a basis consistent with the past practice of the Seller. Since December 31, 2002, there has been no change in any of the accounting (and tax accounting) policies or practices of the Seller.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

OF INTERCEPT

For purposes of the representations and warranties of InterCept in this Article 5, the Asset Transfers shall be assumed to have been made in accordance with the terms and conditions of the Asset Transfer Agreements as of the date hereof. InterCept additionally represents and warrants to the Parent, with respect to InterCept, as follows:

5.1 Corporate Organization. InterCept is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia.

5.2 Ownership of Shares. InterCept owns of record and beneficially all of the Seller Interest, free and clear of all Equity Rights, Liens (other than Permitted Liens) or other transfer restrictions of any nature whatsoever other than restrictions on transfers arising out of applicable federal and state securities Laws.

5.3 Corporate Power and Authorization; Validity of Contemplated Transactions.

(a) InterCept has the full corporate power and authority to execute and deliver the Merger Documents and to consummate the Contemplated Transactions in accordance with the terms of the Merger Documents. Except as contemplated by Section 8.3, the execution and delivery by InterCept of the Merger Documents to which it is a party and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate action. The

Merger Documents to which InterCept is a party have been duly and validly executed and delivered by InterCept and constitute valid and binding obligations of InterCept enforceable against it in accordance with their respective terms.

(b) Except as set forth on Schedule 5.3, neither the execution and delivery by InterCept of the Merger Documents to which it is a party, nor the consummation by InterCept of the Contemplated Transactions in accordance with the terms of this Agreement, nor compliance by InterCept with any of the terms or provisions of this Agreement, will (i) violate any provision of InterCept’s articles of incorporation or bylaws; (ii) violate any applicable Law relating to InterCept or any of its properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Lien, other than Permitted Liens, upon any of the properties or assets of InterCept under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which InterCept is a party, or by which InterCept or any of its properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on InterCept, and which will not prevent or delay the consummation of the Contemplated Transactions.

5.4 No Consents Required. Except as set forth in Schedule 5.4, no Authorization or any other consent of, approval of or notice to any Person is necessary for the execution and delivery by InterCept of the Merger Documents to which it is a party or the consummation by InterCept of the Contemplated Transactions.

5.5 Broker’s and Other Fees. Except as set forth on Schedule 5.5, no brokerage or finder’s fee (or agent’s commissions or investment banker’s fee or any similar charges in connection with this Agreement or any of the Contemplated Transactions) has been incurred or will be incurred by InterCept. InterCept shall be responsible for payment of any such fees or similar charges owed in connection with the consummation of the Contemplated Transactions to any Person set forth in Schedule 5.5.

5.6 Litigation Related to this Agreement. InterCept is not a party to or subject to any judgment, decree or order entered in any Litigation brought by any Governmental Authority or other third party seeking to prevent the execution of this Agreement or the consummation of the Contemplated Transactions.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE ACQUIRING PARTIES

The Acquiring Parties represent and warrant to the Seller and InterCept as follows:

6.1 Corporate Organization. The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under Delaware Law. The

Acquiring Parties are duly qualified or licensed to do or transact business and are in good standing under the Laws of each jurisdiction in which the nature of their business or the ownership or leasing of their properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified to do or transact business or in good standing (individually or in the aggregate) would not have a Material Adverse Effect on the Acquiring Parties.

6.2 Corporate Power and Authorization; Validity of Contemplated Transactions.

(a) The Acquiring Parties have the full corporate power and authority to execute and deliver the Merger Documents and to consummate the Contemplated Transactions in accordance with the terms of the Merger Documents. Except as contemplated by Section 8.3, the execution and delivery of the Merger Documents by the Acquiring Parties and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate action. The Merger Documents have been duly and validly executed and delivered by the Acquiring Parties and constitute the valid and binding obligation of the Acquiring Parties enforceable against them in accordance with their respective terms.

(b) Neither the execution and delivery of the Merger Documents by the Acquiring Parties, nor the consummation by the Acquiring Parties of the Contemplated Transactions in accordance with the terms of this Agreement, or compliance by the Acquiring Parties with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent’s or Merger Sub’s articles of incorporation or certificate of incorporation, respectively, or bylaws; (ii) violate any applicable Law relating to the Acquiring Parties, or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Lien, other than Permitted Liens, upon any of the respective properties or assets of the Acquiring Parties under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either of the Acquiring Parties is a party, or by which they or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on the Acquiring Parties, and which will not prevent or delay the consummation of the Contemplated Transactions.

6.3 Required Consents. No Authorization is necessary for the execution and delivery by the Acquiring Parties of the Merger Documents to which they are parties or the consummation by the Acquiring Parties of the Contemplated Transactions, and no Authorization or approval, consent, permission, or waiver to or from, or notice, filing, or recording to or with, any Person is necessary for the execution and delivery by either Acquiring Party of the Merger Documents to which it is a party or the consummation by any Acquiring Party of the Contemplated Transactions.

6.4 Broker’s and Other Fees. No brokerage or finder’s fee (or agent’s commissions or investment banker’s fee or any similar charges in connection with this Agreement or any of the Contemplated Transactions) has been incurred or will be incurred by the Parent or the Merger Sub.

6.5 Litigation Related to this Agreement. Neither the Parent nor the Merger Sub is a party to or subject to any judgment, decree or order entered in any Litigation brought by any Governmental Authority or other Person seeking to prevent the execution of this Agreement or the consummation of the Contemplated Transactions.

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Affirmative Covenants of the Seller. Other than as provided in the Asset Transfer Agreements, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Parent shall have been obtained, and except as otherwise expressly contemplated herein, the Seller shall (a) operate its business only in the ordinary course, (b) preserve intact its business organization, properties, and assets and maintain its rights and franchises, and (c) take no action that would (i) have a material adverse effect upon the ability of any Party to obtain any Authorizations or consents required for the Contemplated Transactions; or (ii) have a material adverse effect upon the ability of any Party to perform its covenants and agreements under this Agreement or the other Merger Documents.

7.2 Negative Covenants of the Seller. Other than as provided in the Asset Transfer Agreements, from the Execution Date until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Parent shall have been obtained, and except as set forth in Schedule 7.2 or except as otherwise expressly contemplated herein, the Seller covenants and agrees that it will not do or agree or commit to do any of the following:

(a) amend the certificate of formation, operating agreement or other governing instruments of the Seller; or

(b) incur any additional obligation for borrowed money in excess of an aggregate of $100,000, or impose, or suffer the imposition, on any asset or property of the Seller of any Lien or permit any such Lien to exist (other than Permitted Liens) (provided that this Section 7.2(b) shall not be deemed to limit or affect InterCept’s right to repay and reborrow loans under its senior credit facility, which loans are guaranteed by the Seller); or

(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under any Plans), directly or indirectly, any Shares or Equity Rights, or declare or pay any dividend or make any other distribution in respect of any Shares or Equity Rights; or

(d) issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional Shares or Equity Rights; or

(e) adjust, split, combine or reclassify any equity securities of the Seller or issue or authorize the issuance of any other securities in respect of or in substitution for Shares or Equity Rights, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (i) any Shares or Equity Rights or (ii) any assets or properties having a book value in excess of $100,000 in the aggregate other than in the ordinary course of business for reasonable and adequate consideration; or

(f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of one year or less, make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any Person, or otherwise acquire direct or indirect control over any Person; or

(g) grant any increase in compensation or benefits to the employees or officers of the Seller, except as required by applicable Law; pay any severance or termination pay or any bonus other than pursuant to written policies (including year-end bonuses and annual salary increases consistent with past practice) or written contracts in effect on the date of this Agreement and disclosed in Schedule 7.2(g); enter into or amend any severance agreements with officers of the Seller; or grant any increase in fees or other compensation or other benefits to directors of the Seller except in accordance with past practice and as specifically disclosed in Schedule 7.2(g); or

(h) enter into or amend any employment contract between the Seller and any Person (unless such amendment is required by applicable Law) that the Seller does not have the unconditional right to terminate without liability, at any time on or after the Effective Time; or

(i) adopt any new Plan of the Seller or terminate or withdraw from, or make any material change in or to, any existing Plans of the Seller other than any such change that is required by applicable Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such Plan, or make any distributions from such Plans, except as required by applicable Law, the terms of such Plans or consistent with past practice; or

(j) make any material change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(k) commence any new Litigation other than in the ordinary course of business in accordance with past practice, settle any Litigation involving any liability of the Seller for material money damages to be incurred by, or restrictions upon the operations of, the Seller; or

(l) enter into, modify, amend or terminate any Material Seller Contract or waive, release, compromise or assign any material rights or claims.

7.3 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect upon such Party, or (b) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

ARTICLE 8

COVENANTS AND CERTAIN ACTIONS OF THE PARTIES

8.1 Efforts; Further Assurances; Cooperation. Subject to the other provisions in this Agreement, the Parties hereto shall in good faith perform their respective obligations under this Agreement and the other Merger Documents to which they are parties before, at and after the Effective Time, and shall each use their commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain all Authorizations and satisfy all conditions to the obligations of the Parties under this Agreement and to cause the Contemplated Transactions to be carried out promptly in accordance with the terms of this Agreement and the other Merger Documents and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as part of their respective obligations under this Agreement and the other Merger Documents. Upon the execution of this Agreement and thereafter, each Party shall take such actions and execute and deliver such documents as may be reasonably requested by the other Parties hereto in order to consummate the Contemplated Transactions.

8.2 Public Announcements. Except as provided in Section 8.8(b), or as otherwise required by applicable Law or applicable rules of any securities exchange, without the prior consent of the other Parties, neither the Acquiring Parties, on the one hand, nor the Seller and InterCept, on the other hand, shall make any press release or other public disclosure, or make any statement to any customer, supplier or employee of the Seller or to any third party with regard to the Contemplated Transactions.

8.3 Stockholder and Member Approval. Immediately after the execution and delivery of this Agreement, InterCept, as the sole member of the Seller, and Parent as the sole stockholder of Merger Sub, shall adopt and approve this Agreement and the Contemplated Transactions in compliance with applicable Law.

8.4 Employee Matters.

(a) The Acquiring Parties shall take all action necessary or appropriate to permit the employees of the Seller at the Effective Time who shall continue to be employed by the Surviving Company thereafter (“Continuing Employees”) either (i) to participate after the Effective Time in the Parent’s employee benefit programs and to cause the Surviving Company to take all actions necessary or appropriate to adopt and sponsor the Parent’s employee benefit programs effective as of the Effective Time, or (ii) to participate after the Effective Time in employee benefit programs which are the same as those previously offered by the Seller and to cause the Surviving Company to take all actions necessary or appropriate to adopt and sponsor employee benefit programs which are the same as the Seller’s effective as of the Effective Time; provided, however, that nothing in this Agreement shall be deemed to require the Acquiring Parties to cause to be continued any employee’s employment, responsibilities or officer title for any definite period, or at all.

(b) Effective upon or prior to the Closing, InterCept and the Seller will terminate the employment with the Seller of the persons identified on Schedule 8.4, without any cost or liability to the Seller or the Surviving Company.

8.5 Tax Matters. InterCept, the Surviving Company and the Parent agree to furnish, or to cause to be furnished in good faith to each other, such cooperation and assistance as is reasonably necessary to file any future returns, to respond to audits, to negotiate settlements with Governmental Authorities and to prosecute and defend against Tax claims. Without limiting the generality of the foregoing:

(a) Tax Periods Ending on or Before the Closing. InterCept shall prepare or cause to be prepared and file or cause to be filed all Tax Returns with respect to the Seller’s Business for all periods ending on or prior to the Closing which are due to be filed after the Closing. The Parties agree that, for federal and state income tax purposes, the Seller’s taxable period shall end on the Closing Date.

(b) Tax Periods Beginning Before and Ending After the Closing. The Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns with respect to the Seller’s Business for Tax periods which begin before the Closing and end after the Closing. For purposes of this Section 8.5(b), in the case of any Taxes that are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than income taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any income tax be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date including therein any Income Tax due as a result of the Merger.

(c) Tax Allocations. The Purchase Price shall be allocated as set forth on Schedule 8.5(c). Such allocation shall also conform to the requirements of Section 1060 of the Code and the regulations thereunder and any comparable provisions of state or local law. InterCept and the Parent shall jointly complete and separately file Form 8594 with their respective tax returns for the tax year in which the Closing Date occurs in accordance with such allocation. Each of InterCept and the Parent hereby covenants and agrees that it will not take a position on any income, property or other Tax Return, before any Governmental Authority charged with the collection of any income, property or other Tax, or in any judicial proceeding that is in any way inconsistent with the terms of this Agreement.

(d) Sales and Similar Taxes. InterCept shall bear and pay any sales, use or transfer tax or recording or documentary fee or similar Tax that may become payable (whether by InterCept, the Seller or the Parent) in connection with the Asset Transfers or the Merger.

8.6 Applications; Antitrust Notification. The Parent and the Seller have mutually agreed that the consummation of the Contemplated Transaction will not necessitate a filing as required by Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”). If it is ultimately determined that an HSR Act filing is required to obtain the requisite Authorizations necessary to consummate the Contemplated Transactions, the failure to file under the HSR Act in connection with the execution of this Merger Agreement would not be a breach by either Party and that it would not be a cause to terminate the Merger Agreement. In such event, the Parent and the Surviving Company will file within seven business days after determining that a filing is necessitated under the HSR Act (with the Parent and InterCept each bearing one-half of the filing expenses associated therewith), the notification and report form required for the Contemplated Transactions hereby with the United States Federal Trade Commission and the United States Department of Justice, and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act.

8.7 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, the Seller shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

8.8 Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party shall keep the other Parties advised of all material developments relevant to consummation of the Merger and the other Contemplated Transactions, and the Seller and InterCept shall permit the Acquiring Parties to make or cause to be made such investigation of the Seller’s Business and the related properties and of its respective financial and legal conditions as the Acquiring Parties reasonably request, provided that such investigation shall be reasonably related to the Contemplated Transactions and shall not interfere unnecessarily with normal operations of the Seller’s business.

(b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information and trade secrets about the other furnished to it by the other Parties concerning its and its Subsidiaries’ businesses, operations, and financial positions, and each Party shall not (i) use such information for any purpose except in furtherance of the Contemplated Transactions; or (ii) make any copies of, distribute, or use any such information except as necessary to prepare for the completion of the Merger. The obligations under this section shall: (x) with regard to trade secrets, remain in effect as long as the information constitutes a trade secret under applicable Law; and (y) with regard to the confidential information, remain in effect for a period of three years. Notwithstanding the foregoing, any Party may disclose confidential information to the extent disclosure is mandated by the legal requirements of such Party, the Nasdaq Stock Market, or the SEC, as well as to professional advisors, directors and senior executives as reasonably necessary to effectuate the terms of this Agreement and the Merger; provided that the disclosing Party promptly provides notice to the other Party prior to making such disclosure. If either Party is compelled to disclose any confidential information or the other Party hereto pursuant to court or administrative order, legal process, law or regulation, the Party compelled to disclose such information shall promptly notify the other Party prior to such disclosure. This Agreement may also be disclosed to third parties if reasonably necessary to secure consents or approvals to consummate the Contemplated Transactions. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information and trade secrets received from the other Party. The Parties will cooperate to draft a press release for the announcement of this Agreement for release immediately after the execution of this Agreement by all Parties and immediately after the consummation of the Contemplated Transactions.

8.9 Exclusive Dealing. Until the termination of this Agreement in accordance with its terms, the Seller shall not enter into any agreement, discussion, or negotiation with, or provide information to, or solicit, encourage, entertain or consider any inquiries or proposals from, any other corporation, firm or other Person with respect to (a) the possible disposition of a material portion of the business of the Seller or any of the Seller’s material assets; (b) any business combination involving the Seller, whether by way of merger, consolidation, share exchange or other transaction; or (c) any issuance of Shares by the Seller.

8.10 Ability of Nelson Mullins to Represent InterCept Post-Closing in Matters Related to the Seller. The parties to this Agreement agree and acknowledge that Nelson Mullins has represented the Seller and InterCept pre-Closing and will continue to represent InterCept post-Closing. Parent and Merger Sub agree, for themselves and the Surviving Company post-Closing, and after consultation with its own counsel, that the client/attorney relationship that currently exists between Nelson Mullins and the Seller shall cease upon Closing, and that the Parent, the Seller and Merger Sub hereby waive any conflict that might be deemed to be present between Nelson Mullins and the Seller post-Closing arising out of Nelson Mullins’ prior representation of the Seller. Accordingly, Parent and Merger Sub agree, for themselves and for the Surviving Company post-Closing, that Nelson Mullins may represent InterCept in any dispute between InterCept, or its Subsidiaries, on one hand and Parent or the Surviving Company on the other hand, notwithstanding the client/attorney relationship that currently exists between Nelson Mullins and the Seller.

8.11 Bank of America Credit Facility. Notwithstanding any representations, warranties or covenants herein to the contrary, all of InterCept’s and its subsidiaries’ assets, including InterCept’s ownership interests in the predecessors in interest to the Seller, are pledged to, or are subject to security interests in favor of, Bank of America, N.A. and other lenders, pursuant to that certain Credit Agreement dated September 19, 2003, as amended (the “Credit Agreement”). Additionally, each of InterCept’s Subsidiaries, including the predecessor in interest to the Seller, guaranteed InterCept’s obligations to the lenders in the Credit Agreement. To effect the Contemplated Transactions, InterCept must therefore obtain the consent of the lenders (including termination of all liability of the Seller under any guarantees and release of all Liens applicable to any assets to be owned by the Seller or transferred to or the Parent) pursuant to the terms of the Credit Agreement (the “Lender Consent”), and each representation, warranty or covenant herein is qualified by this section and to the necessity of obtaining the Lender Consent, which InterCept shall obtain prior to the Closing.

8.12 Settlement Agreement. After the Closing, InterCept shall obtain a settlement, in accordance with the terms and conditions of a settlement agreement in substantially the form attached hereto as Exhibit 8.12, of the Litigation matter identified on Schedule 4.13 hereto that is referenced in such settlement agreement; provided that no term or condition of the final settlement agreement shall be materially less favorable to the Seller or the Surviving Company than the terms and conditions reflected on Exhibit 8.12, and InterCept shall bear the incremental cost, if any, of any differences between the agreement as signed and Exhibit 8.12. The Parent and the Surviving Company agree to cooperate with InterCept to the extent reasonably required to effectuate the terms of such settlement agreement, including licensing software as contemplated in such settlement agreement.

ARTICLE 9

CLOSING CONDITIONS

9.1 Conditions of Each Party’s Obligations Under this Agreement. The respective obligations of each Party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable Law, waiver at or prior to the Closing Date of the following conditions:

(a) Approvals and Regulatory Filings; Consents. All Authorizations required to consummate the Contemplated Transactions shall have been obtained without any term or condition that would materially impair the value of the Seller. All conditions required to be satisfied prior to the Effective Time by the terms of any such Authorizations shall have been satisfied, and all statutory waiting periods in respect thereof shall have expired. All Required Government Consents shall have been obtained or made. (The parties expressly agree and acknowledge that obtaining the Required Contract Consents is not a condition to Closing.)

(b) Suits and Proceedings. The consummation of the Contemplated Transactions will not violate the provisions of any injunction, order, judgment, decree or Law applicable or effective with respect to the Acquiring Parties, the Seller, InterCept or their respective officers and directors. No suit or proceeding shall have been instituted by any Person, or, to the knowledge of the Parent, the Seller, or InterCept, shall have been threatened by any Governmental Authority, and not subsequently withdrawn, dismissed or otherwise eliminated, which seeks (i) to prohibit or restrict consummation of the Contemplated Transactions or to limit in any material respect the right of the Parent to control any material aspect of the business of the Seller after the Effective Time, or (ii) to subject the Acquiring Parties, the Seller, or InterCept or their respective directors or officers to material liability on the ground that it or they have breached any applicable Law or otherwise acted improperly in relation to the Contemplated Transactions.

(c) Services Agreement. InterCept and the Acquiring Parties shall have received the Intercompany Services Agreement related to certain customer services to be provided by iBill to the Surviving Company following the Closing in the form attached hereto as Exhibit 9.1(c) (the “Services Agreement”) executed by iBill and the Surviving Company, which shall be in full force and effect.

(d) License Agreement. InterCept and the Acquiring Parties shall have received the License Agreement for the license of certain Intellectual Property from the Surviving Company to iBill in the form attached hereto as Exhibit 9.1(d) (the “License Agreement”) executed by iBill and the Surviving Company, which shall be in full force and effect.

(e) Sale of iBill. InterCept shall have sold, or shall sell simultaneously with the Closing, all of the outstanding member interests of iBill.

9.2 Conditions to the Obligations of the Acquiring Parties Under this Agreement. The obligations of the Acquiring Parties under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Closing Date, of the following conditions (with the effectiveness of all agreements listed below being expressly conditioned upon consummation of the Merger):

(a) Representations, Warranties, Covenants and Agreements. Each of the representations and warranties of the Seller and InterCept contained in this Agreement shall be true in all material respects as of the time of the Closing (as supplemented or revised to reflect changes since the Execution Date to the extent required) with the same force and effect as though made at that time (unless the representation or warranty expressly provides otherwise); each of the Seller and InterCept shall have performed in all material respects the agreements, covenants and obligations to be performed by it, as applicable, at or before the Effective Time; and the Seller and InterCept shall have delivered to the Parent certificates to all such effects.

(b) Opinion of Counsel. The Parent shall have received an opinion of Nelson Mullins, counsel to the Seller, dated the Closing Date, in form and substance reasonably satisfactory to the Parent, covering the matters set forth on Exhibit 9.2(b).

(c) Certificates. The Seller and InterCept, as applicable, shall have furnished the Parent with (i) the certificates referenced in Section 9.2(a) (if required); (ii) a certificate (or certificates) of the Secretary or an Assistant Secretary of the Seller and InterCept as to (A) the incumbency and signature of each officer of the Seller and InterCept executing the Merger Documents to be executed and delivered on behalf of the Seller and InterCept in connection with the Closing, and (B) the duly adopted resolutions of InterCept as the manager of the Seller and of the board of directors of InterCept authorizing the execution, delivery and performance of the Merger Documents to be executed and delivered by them and the consummation of the Contemplated Transactions.

(d) Resignations. The Seller shall have delivered to the Parent, to the extent requested by the Parent, the written resignations of the directors and officers of the Seller effective as of the Effective Time.

(e) Minimum Net Assets. The value of the net assets of the Seller (defined as the Seller’s assets less its liabilities) shall be at least $5,400,000 (in each case determined in accordance with GAAP).

(f) Asset Transfers. The Asset Transfers shall have been completed in accordance with the terms of this Agreement and the Asset Transfer Agreements, and written evidence thereof in the form of the executed transfer documents shall have been delivered to the Parent.

9.3 Conditions to the Obligations of the Seller and InterCept under this Agreement. The obligations of the Seller and InterCept under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Closing Date of the following conditions (with the effectiveness of all agreements listed below being expressly conditioned upon consummation of the Merger):

(a) Representations, Warranties, Covenants and Agreements. Each of the representations and warranties of the Acquiring Parties contained in this Agreement shall be true in all respects as of the time of the Closing with the same force and effect as though made at that time (unless the representation or warranty expressly provides otherwise); the Acquiring Parties shall have performed in all material respects the agreements, covenants and obligations to be performed by it or them, as applicable, at or before the Effective Time; and the Parent shall have delivered to InterCept a certificate signed by an authorized signing officer on behalf of the Parent to all such effects.

(b) Opinion of Counsel to the Parent. The Seller and InterCept shall have received an opinion of Cooley Godward LLP, counsel to the Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Seller and InterCept, covering the matters set forth on Exhibit 9.3(b).

(c) Certificates. The Acquiring Parties shall have furnished to the Seller and InterCept (i) the certificates referenced in Section 9.3(a) (if required); and (ii) a certificate (or certificates) of the Secretary of the Parent and Merger Sub as to (A) the incumbency and signature of each officer of the Parent and Merger Sub executing the Merger Documents to be executed and delivered on behalf of the Parent and Merger Sub in connection with the Closing, and (B) the duly adopted resolutions of the boards of directors of the Parent and the Merger Sub authorizing the execution, delivery and performance of the Merger Documents to which they are parties and the consummation of the Contemplated Transactions.

(d) Guaranty. The guarantors of the Six-Month Note shall have executed and delivered the Guaranty.

(e) Six-Month Note. The Six-Month Note shall have been executed and delivered by the Parent.

(f) One-Year Note. The One-Year Note shall have been executed and delivered by the Parent.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification by the Seller and InterCept. Subject to the terms of this Article 10, the Seller and InterCept (but after the consummation of the Merger, solely InterCept, and not the Seller) shall, jointly and severally, indemnify, defend, save and hold harmless the Parent and Merger Sub (and the Seller, after the consummation of the Merger) (collectively, the “Parent Indemnified Parties”), from and against any demands, threats, claims, charges, actions, losses, damages, deficiencies, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ and accountants’ fees and expenses, and interest and penalties) (each a “Loss,” and collectively, “Losses”) actually suffered by the Parent Indemnified Parties that arises out of or results from any of the following (whether or not a third party initiates a proceeding or claim giving rise to such Loss):

(a) any breach of any of the representations, warranties, covenants or agreements made by the Seller or InterCept in this Agreement;

(b) any breach of any representation, warranty, covenant or agreement in any other Merger Document executed and delivered by the Seller or InterCept to the Parent Indemnified Parties;

(c) any Litigation set forth on Schedule 4.13;

(d) any severance or similar costs or any Litigation arising from (i) any employment relationship between any person and the Seller that is terminated upon or prior to the Closing or (ii) any employment relationship between any person and InterCept, iBill or any of InterCept’s other Subsidiaries, or the termination thereof; and/or

(e) any Litigation arising (i) from the operations of InterCept or any of its Subsidiaries other than iBill and the Seller or (ii) within one year after the Closing if the Surviving Company or any affiliate is involved in such Litigation solely as a result of the fact that the Surviving Company has a commercial relationship with iBill pursuant to the Services Agreement and/or the License Agreement, irrespective of any absence of remuneration therefrom, and excluding (1) any Litigation that arises due to iBill’s failure to perform services for a third party or the Surviving Company as specified in an agreement or alleged agreement or (2) any Litigation that arises between iBill or its affiliates on one hand and the Surviving Company or its affiliates on the other hand, provided that if and to the extent that any such Litigation between iBill or its affiliates and the Surviving Company or its affiliates involves a claim by a third party against the Surviving Company or any affiliate, the foregoing exclusion shall not apply to such third party claim.

Notwithstanding the foregoing, the indemnification obligations set forth above expressly shall not apply to any breach by the Surviving Company of a covenant or agreement in this Agreement or in any other Merger Document that occurs after the consummation of the Merger.

10.2 Indemnification by the Acquiring Parties. Subject to the terms of this Article 10, the Acquiring Parties shall, jointly and severally, indemnify, defend, save and hold harmless the Seller and InterCept (but only InterCept after the consummation of the Merger) (collectively referred to in this Agreement as the “Seller Indemnified Parties”), from and against any Loss actually suffered by the Seller Indemnified Parties that arises or results from any of the following (whether or not a third party initiates a proceeding or claim giving rise to such Loss):

(a) any breach of any of the representations, warranties, covenants and agreements made by the Acquiring Parties in this Agreement;

(b) any breach of any representation, warranty, covenant or agreement in any other Merger Document executed and delivered by the Acquiring Parties to the Seller or InterCept; and/or

(c) any breach by the Surviving Company of a covenant or agreement in this Agreement or in any other Merger Document that occurs after the consummation of the Merger.

10.3 Claims for Indemnification. The party entitled to indemnification hereunder (the “Claimant”) shall deliver to the Party from whom indemnification is sought hereunder (the “Obligor”) notice in writing (a “Notice of Claim”) within 60 days of Claimant’s discovery of any Loss in respect of which the right to indemnification is sought under this Agreement, specifying in reasonable detail the nature of the Loss, and, if known, the amount, or, if not known, an estimate of the amount, of the liability arising therefrom (a “Claim”). Notwithstanding the above, the failure to give Notice of Claim within such 60 day period shall not result in the waiver or loss of any right to bring such Claim hereunder after such period unless, and only to the extent that, the other Party is actually prejudiced by such failure. The Claimant shall provide to the Obligor as promptly as practicable thereafter information and documentation reasonably requested by the Obligor to support and verify the Claim asserted, provided that, in so doing, it may condition any disclosure in the interest of preserving privileges of importance in any foreseeable Litigation.

10.4 Defense of Claim by Third Parties. If the facts pertaining to the Loss arise out of the claim of any third party and indemnification is available by virtue of the circumstances of the Loss, the Obligor must assume the defense or the prosecution thereof, including the employment of counsel or accountants, at its cost and expense. If representation of both the Obligor and the Claimant by such counsel would be inappropriate due to actual or potential differing interests between the Obligor and the Claimant in such proceeding (such as the availability of defenses to the Claimant), the Claimant (together with all other indemnified parties which may be represented without conflict by one counsel (together with any necessary local counsel)) shall have the right to retain one separate counsel (together with any necessary local counsel), with the reasonable fees and expenses to be paid by the Claimant. The Claimant shall have the right to determine and adopt (or, in the case of a proposal by the Obligor, to approve) a settlement of such matter in its reasonable discretion, except that the Claimant need not consent to any settlement that (a) imposes any non-monetary obligation on the Claimant or (b) the Obligor does not agree to pay in full. The Obligor shall not be liable for any settlement of any such claim effected without its prior written consent. Whether or not the Obligor chooses to so defend or prosecute such claim, all of the Parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information, and testimony, and attend such conferences, discovery proceedings, hearings, trials, and appeals, as may be reasonably requested in connection therewith.

10.5 Third Party Claim Assistance. From time to time after the Closing, the Parent, the Surviving Company, and InterCept shall provide or cause their appropriate employees or representatives to provide the other Party with information or data in connection with the handling and defense of any third party claim or Litigation (including counterclaims filed by the Parties) in respect to which a Party may be required to indemnify another party under this Agreement. The Party receiving such information or data shall reimburse the other Party for all of its reasonable costs and expenses in providing these services, including, without limitation, (a) all out of pocket, travel and similar expenses incurred by its personnel in rendering these services; and (b) all fees and expenses for services performed by third parties engaged by or at the request of such other Party.

10.6 Settlement of Indemnification Claims. If an Obligor desires to dispute any Claim, it shall, within 30 days after receipt of the Notice of Claim, give counternotice, setting forth the basis for disputing such Claim, to the Claimant. If no such counternotice is given within such 30 day period, or if the Obligor acknowledges liability for indemnification, then the amount claimed shall be promptly satisfied as provided in Section 10.7. If, within 30 days after the Claimant receives the counternotice, the Obligor and the Claimant shall not have reached agreement as to the Claim in question, then the party disputing the Claim shall satisfy any undisputed amount as specified in Section 10.7 and the disputed amount of the Claim shall be submitted to and settled by arbitration in Atlanta, Georgia in accordance with the then prevailing commercial arbitration rules of the American Arbitration Association. The arbitration shall be held before a panel of three arbitrators, one selected by each of the Parent and InterCept and the third selected by mutual agreement of the Parent and InterCept, and all of whom shall be independent and impartial under the commercial rules of the American Arbitration Association. The decision of the arbitrators shall be final and binding as to any matter submitted under this Agreement. To the extent the decision of the arbitrators is that a Party shall be indemnified under this Agreement, the amount shall be satisfied as provided in Section 10.7. Judgment upon any award rendered by the arbitrators may be entered in any court of competent jurisdiction. The date on which an award shall be determined and owed shall mean any of the following dates, as applicable: (a) the date that the Parties enter into a written agreement whereby the Obligor agrees to indemnify the Claimant; (b) the day after the 30th day following delivery of the Notice of Claim (in accordance with Section 10.3) if the Obligor has failed to provide a counternotice to the Claimant within such 30 day period; or (c) the date of the arbitrators’ written decision.

10.7 Manner of Indemnification. Where a Party is obligated to indemnify the Parent Indemnified Parties under Section 10.1 or the Seller Indemnified Parties under Section 10.2, such indemnity obligation shall be satisfied in cash.

10.8 Limitations. Notwithstanding anything in this Article 10 to the contrary:

(a) Basket. No indemnification or any other claim for damages under this Agreement or any other Merger Document shall be payable by the applicable Party unless and until the aggregate total of all Losses suffered by (a) the Parent Indemnified Parties, with respect to indemnification by InterCept, or (b) the Seller Indemnified Parties with respect to indemnification by the Parent, equal or exceed $250,000 (and in that event payable only for Losses in excess of $250,000 (the “Basket”).

(b) Maximum Indemnity. In no event shall the aggregate liability of InterCept under this Article 10 exceed $2,000,000 (the “Maximum Indemnity”), except as provided in Section 10.8(c) below.

(c) Exceptions. The limitations on the indemnification obligations of InterCept and the Seller provided in Sections 10.8(a) and 10.8(b) above shall not apply to (i) any breach by InterCept or the Seller of the representations made in Sections 4.1(b) and 4.1(e) above, (ii) the matters described in Sections 10.1(c), 10.1(d) and 10.1(e) above or (iii) any breaches that involve fraud. Any amounts paid in respect of the indemnification obligations of InterCept or the Seller for those matters identified in this Section 10.8(c) shall not be taken into account for purposes of applying the Basket and Maximum Indemnity limitations to the indemnification obligations of InterCept and the Seller for any other matters.

10.9 Indemnification Exclusive Remedy. Except for non-monetary equitable relief, if the Closing occurs, indemnification pursuant to the provisions of this Article 10 shall be the sole and exclusive remedy of the Parties for any breach of any representation or warranty contained in this Agreement. Nothing in the foregoing sentence shall preclude the Acquiring Parties, on one hand, or InterCept, on the other hand, from bringing an action for fraud. In that event, the limitations on liability in Section 10.3 through Section 10.8 shall not apply to any Loss ultimately determined to have occurred as a result of that fraud.

10.10 Survival of Representations and Warranties. The representations, warranties, and agreements of the Seller, InterCept, the Surviving Company and the Acquiring Parties as set forth in this Agreement shall survive the Closing Date and shall terminate 12 months after the Closing Date and shall thereupon be of no further force and effect.

ARTICLE 11

TERMINATION

11.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after adoption of this Agreement by InterCept, as the sole member of the Seller, or the Parent, as the sole stockholder of Merger Sub:

(a) by mutual consent of the Parent and the Seller; or

(b) by the Parent or the Seller, if the conditions set forth in Section 9.1 shall not have been satisfied or waived (to the extent they may be waived) by March 31, 2004; or

(c) by the Parent, if the conditions set forth in Section 9.2 shall not have been satisfied or waived (to the extent they may be waived) by March 31, 2004;

(d) by the Seller, if the conditions set forth in Section 9.3 shall not have been satisfied or waived (to the extent they may be waived) by March 31, 2004; or

(e) by the Parent or the Seller, if any permanent injunction, or temporary injunction extending beyond March 31, 2004, or other order of a court or other competent authority preventing the Closing shall have become final and nonappealable.

No Party shall be entitled to terminate this Agreement pursuant to Section 11.1(b) through (e) if such Party’s intentional breach (or, with respect to the Seller, intentional breach by InterCept) of this Agreement has prevented the satisfaction of a condition. Any termination pursuant to Section 11.1(a) shall be effected by a written instrument signed by the Parent and the Seller, and any other termination pursuant to this Section 11.1 (other than a termination pursuant to Section 11.1(a)) shall be effected by written notice from the Party or Parties so terminating to the other Parties hereto, which notice shall specify the Section hereof pursuant to which this Agreement is being terminated.

11.2 Break-up Fee. A break up fee of $12,000,000 (the “Break-up Fee”) shall be payable by the Parent to InterCept if the Closing does not occur by March 31, 2004, except in the case of a termination by March 31, 2004 pursuant to Sections 11.1(a), (b), (c) or (e). If the Break-up Fee is payable by the Parent to InterCept pursuant to Section 11.2(b), then Seller shall retain the Initial Payment. Upon payment, the Break-up Fee shall be InterCept’s sole compensation for such termination, the parties agreeing that the actual damages that InterCept might suffer are impossible to calculate with precision, and that such amount is a good faith estimate of such damages.

11.3 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 11.1, this Agreement shall become void and have no effect, except that the provisions of this Section 11.3 and Article 12 and Section 8.8 shall survive any such termination and abandonment.

ARTICLE 12

MISCELLANEOUS

12.1 Extension; Waiver. The Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant thereto; or (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed, with respect to any such extension, by the Parent and InterCept, and with respect to any such waiver, by either the Parent or InterCept, as applicable, against whom the waiver is sought to be enforced and shall apply only to the specific condition, representation or warranty identified by such writing as being waived, extended or modified.

12.2 Expenses. Except as otherwise expressly stated in this Agreement, each of the Acquiring Parties, on the one hand, and InterCept on the other hand shall bear all costs and expenses they incur in connection with this Agreement and the Contemplated Transactions (including legal, accounting and investment banking fees and expenses).

12.3 Notices. All notices or other communications which are required or permitted under this Agreement shall be in writing and sufficient if delivered personally or by reputable overnight or express courier, sent by registered or certified mail, postage prepaid, or by facsimile (with subsequent delivery via one of the two previous methods), as follows:

(a) If to the Parent or Merger Sub (or the Surviving Company following the Closing), to:

Solidus Networks, Inc.

One Market Street

Spear Street Tower

Suite 700

San Francisco, CA 94105

Attention: General Counsel

Fax: (415) 281-2201

With a copy to legal counsel (which shall not constitute notice):

Cooley Godward LLP

One Maritime Plaza, 20th Floor

San Francisco, CA 94111

Attention: Kenneth L. Guernsey

Fax: (415) 951-3699

(b) If to the Seller (prior to the Closing) or InterCept, to:

InterCept, Inc.

3150 Holcomb Bridge Road, Suite 200

Norcross, GA 30071

Attention: Lynn G. Boggs

Fax: (770) 662-8399

With a copy to legal counsel (which shall not constitute notice):

Charles D. Vaughn, Esq.

Nelson Mullins Riley & Scarborough, L.L.P.

First Union Plaza, Suite 1400

999 Peachtree Street, N.E.

Atlanta, GA 30309

(404) 817-6189

(404) 817-6150 (facsimile)

or to such other addresses and facsimile numbers as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of two business days after the date actually sent via overnight or express courier, five days after mailed via registered mail and upon facsimile confirmation of receipt to addressee by the sender. Each of the Parent and InterCept may at any time replace its or his legal counsel for notice purposes by giving notice in accordance with this Section 12.3.

12.4 Parties in Interest. This Agreement shall be binding on and shall inure to the benefit of the Parties hereto and their respective heirs, successors, representatives, and assigns. Any attempted assignment in contravention of the foregoing shall be null and void. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other Person any rights or remedies under or by reason of this Agreement.

12.5 Specific Performance. The Parties acknowledge that the rights of each Party to consummate the Contemplated Transactions are special, unique, and of extraordinary character, and that, in the event that any Party violates or fails or refuses to perform any covenant made by it in this Agreement, the other Party or Parties will be without adequate remedy at Law. Each Party agrees, therefore, that in the event that it violates, fails or refuses to perform any covenant or agreement made by it in this Agreement, the other Party or Parties so long as it or they are not in breach of this Agreement, may, in addition to the remedies at Law, institute and prosecute an action in a court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

12.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Parent and InterCept. This Agreement may be amended by the parties hereto at any time before or after adoption of this Agreement by InterCept as the sole member of the Seller; provided, however, that after any such approval, there shall not be made any amendment that by law requires the further approval by InterCept without the further approval of InterCept.

12.7 Entire Agreement. This Agreement, which includes the Disclosure Schedules and the other Merger Documents, contains the entire agreement between the Parties with respect to the Contemplated Transactions and supersedes all prior negotiations, arrangements or understandings, written or oral, with respect thereto.

12.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, and each of which shall constitute one and the same agreement. Any Party may deliver an executed copy of this Agreement and of any documents contemplated by this Agreement by facsimile transmission to another Party, and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

12.9 Assistance of Counsel. The Acquiring Parties on the one hand, and the Seller and InterCept on the other hand, acknowledge that they have had the assistance of counsel in negotiating and preparing the terms of this Agreement; therefore, this Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing the Agreement to be drafted.

12.10 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE UNITED STATES OF AMERICA AND THE STATE OF GEORGIA, EXCLUDING CHOICE OF LAW PRINCIPLES.

12.11 Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or any other related documents, agreements, certificates or other writing, or the breach, termination, construction, validity or enforceability of this Agreement or thereof, shall be settled by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association in force at the time and place and in the manner described in Section 10.6.

12.12 Invalidity of Any Part. If any provision or part of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and shall be construed as if such invalid, illegal or unenforceable provision or part thereof had never been contained in this Agreement, but only to the extent of its invalidity, illegality, or unenforceability. Upon any such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions are consummated to the extent possible.

12.13 Time of the Essence; Computation of Time. Time is of the essence of each and every provision of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement shall fall upon Saturday, Sunday or a federal, public or legal holiday, the Party having such right or duty shall have until 5:00 p.m., local time on the next succeeding regular business day to exercise such right or to discharge such duty.

[Signatures begin on the Following Page]

IN WITNESS WHEREOF, the Parent, the Merger Sub, the Seller and InterCept have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

INTERCEPT, INC.

/s/ Scott R. Meyerhoff
By:	Scott. R. Meyerhoff
Its:	Chief Financial Officer

INTERCEPT PAYMENT SOLUTIONS, LLC

/s/ Scott R. Meyerhoff
By:	Scott. R. Meyerhoff
Its:	Chief Financial Officer

SOLIDUS NETWORKS, INC.

/s/ John P. Rogers
By:	John P. Rogers
Its:	President

PAYMENT ACQUISITION CORP.

/s/ John P. Rogers
By:	John P. Rogers
Its:	President